August 26, 2024

CONFIDENTIAL SUBMISSION VIA EDGAR

Sonia Bednarowski
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Exodus Movement, Inc. Amendment No. 2 to Registration Statement on Form 10-12G
Filed on July 10, 2024
File No. 000-56643

Form 10-Q for the Fiscal Quarter Ended March 31, 2024
File No. 001-42047

Dear Ms. Bednarowski:

Set forth below are the responses of Exodus Movement, Inc. (“Exodus” or the “Company”), in response to the comments of the staff of the Securities and Exchange Commission (the “SEC”) Division of Corporation Finance (the “Staff”) contained in your letter, dated August 12, 2024 (the “Comment Letter”), regarding the above-referenced Amendment No. 2 to the Registration Statement on Form 10-12G, (as amended by Amendment No. 2, the “Registration Statement”), as well as the above-referenced Form 10-Q for the Fiscal Quarter Ended March 31, 2024. The Staff’s comments are set forth below, followed by the Company’s response. For ease of reference, the heading and numbered paragraphs below correspond to the heading and numbered comments in the Comment Letter and, in certain instances, if the Staff’s comment contained multiple parts, the Staff’s comment was separated into subparts to more effectively respond to each of the Staff’s comments. The Company’s responses are set forth beneath the Staff comments, which are set out in bold type. We are concurrently submitting via EDGAR this letter and Amendment No. 3 (“Amendment No. 3”) to the Registration Statement.

Amendment No. 2 to Registration Statement on Form 10-12G
Business, page 1

1.
We note your revised disclosure on pages 4 and 12 in response to prior comment 2. Please revise your disclosure on pages 4 and 12 to clarify that the crypto assets you support and provide access to services for have been identified as securities in SEC complaints. In addition, please revise your disclosure on page 12 to describe the policies and processes you have in place to determine whether the services that users can obtain from your API Providers are securities within the meaning of Section 2(a)(1) of the Securities Act.

The Company acknowledges the Staff’s comment and has revised Amendment No. 3 accordingly. Please refer to pages 4 and 16.

Our Products and Services
Products Offered Directly on the Exodus Platform, page 4

2.
Refer to your response to prior comment 16. Please revise your disclosure on page 4 to provide examples of the factors you consider to determine whether supporting a fork “makes sense for [y]our business and [y]our users.”

The Company acknowledges the Staff’s comment and has revised Amendment No. 3 accordingly. Please refer to page 5.

Exchange Aggregation, page 5

3.	Refer to your response to comment 12. Please identify the exchanges and DeFi platforms that the API Provider uses for crypto asset exchanges and the jurisdiction of each.

As described in Exodus’ responses to prior comments 1 and 5, the process whereby a user connects to a third-party API provider is as follows: “Exodus users connect to the relevant API Provider, provide identifying information to the API Provider based on such provider’s onboarding requirements, and then users directly interact with the API Provider with respect to all elements of the exchange or staking service.” Moreover, “once a user connects itself to [an API Provider] and provides onboarding information based on [the API Provider’s] requirements, Exodus has no substantial role in the [provision of services].” Exodus, which in this context is a provider of a technological interface and not of the services delivered by the third-party API Provider, understands and expects that users receive from each API Provider any relevant information and disclosures pursuant to the user onboarding process and relevant API Provider terms of service, including in relation to the exchange and DeFi platforms that the API Provider uses for exchanges and the jurisdiction of each. Because Exodus is not involved in the user onboarding process and does not have a role in the transactions between the API Provider and the user, it is not privy to information about the exchanges and DeFi platforms that an API Provider uses, which Exodus understands may change or be updated from time to time, given the dynamics of the digital asset market. However, Exodus generally understands that API providers that deliver exchange services source liquidity from a number of venues, including centralized exchanges, market makers, cross-chain bridges, aggregation protocols, and potentially other types of decentralized platforms. API Providers receive jurisdictional information from users during the onboarding process and are responsible for delivering services in compliance with applicable law, including with respect to the users’ jurisdictional information disclosed to the API Provider.

Also clarify how the users are able “to identify for themselves the best pricing, liquidity and order fulfillment by searching across multiple third-party API Providers” as it appears that you provide pricing information from pricing services and that, when a user chooses to exchange its crypto assets, an algorithm, and not the user, selects an API Provider.

The Company acknowledges the Staff’s comment and has revised Amendment No. 3 to clarify the pricing information received by Exodus’ users, including clarifying that the digital asset prices and other relevant market data offered directly on the Exodus Platform are independent from the pricing information presented to users by third-party API Providers in connection with a potential transaction. Please refer to page 5. As noted in Amendment No. 3, the Exodus Platform provides users with information regarding digital asset prices and other relevant market data. Exodus does not charge users to access this pricing information. Separate from this pricing service and in connection with a potential transaction, Exodus’ users are presented with pricing information from API Providers. For the avoidance of doubt, the digital asset pricing information offered on the Exodus Platform is independent of the pricing presented to users by third-party API Providers in connection with a potential transaction. In addition, because the pricing information on the Exodus Platform is made available to any user, users may use the Exodus Platform solely for this pricing information without engaging in transactions with our third-party API Providers.

In addition, please disclose whether the user transfers its crypto assets to the API Provider in connection with the transaction, and please describe how the API Provider’s fee is calculated.

The Company acknowledges the Staff’s comment and has revised Amendment No. 3 accordingly. Please refer to page 7.

Further, as we note your disclosure that the “aggregation process starts with a pricing service (if available),” please disclose the percentage of transactions for which a pricing service is not available.

The Company acknowledges the Staff’s comment and has revised Amendment No. 3 to clarify that if a pricing service is not available, exchange aggregation is similarly not available. Please refer to page 7.

4.
Refer to your response to comments 12 and 13. We note your disclosure that you provide pricing information from Coingecko and Coinmarketcap for each crypto asset supported with the Exchange Aggregator and that “an algorithm is employed that compares the primary service’s price to the price provided by other providers to ensure that the information from the primary provider does not vary materially from other sources in order to avoid inaccurate data from a single source.” Please identify the primary and secondary providers and disclose what constitutes a material price difference. Also disclose whether the algorithm is continually monitoring the pricing information or if it happens at certain times per day. Also describe how you determine which price to display when a material price difference is identified.

The Company acknowledges the Staff’s comment and has revised Amendment No. 3 accordingly. Please refer to page 5.

Services Offered and Performed by Our API Providers, page 5

5.
Refer to prior comments 11 and 15. You disclose that an updated list of your API providers is available within the Terms of Service located on your website, but the URL you provided in the June 9, 2024 response letter does not appear to include an updated list of all of your API providers. In this regard, we note that Section 1.5 of the Terms of Service provides examples of the APIs that provide services on your platform but does not include a complete list of your API providers. Please revise to disclose where users can find a list of your API providers and include here the table that you provided in response to prior comment 11.

The Company acknowledges the Staff’s comment and has revised Amendment No. 3 accordingly. Please refer to page 6. The Company has also revised the Terms of Service to incorporate a list of all API providers in as an appendix. The revised Terms of Service is available at the following URL: https://www.exodus.com/legal/exodus-tos-20240219-v29.pdf.

Fiat on and off-ramps, page 6

6.
We note your revised disclosure on page 6 that users may buy crypto assets with fiat currency through bank transfers, credit or debit card and Apple Pay and that users may sell crypto assets for fiat currency and transfer the currency to their bank account. Please disclose how your platform communicates (i) the fiat currencies that users may use to purchase crypto assets, including the cost of purchasing the crypto assets, and (ii) the crypto assets that users may exchange for fiat currencies, including the amount of fiat currency the user will receive for selling the crypto assets.

The Company acknowledges the Staff’s comment and has revised Amendment No. 3 accordingly. Please refer to pages 7-8.

Also identify the jurisdiction of the exchange or exchanges that the API Provider uses to purchase and sell the crypto assets.

As described in our responses to Comment 3, “once a user connects itself to [an API Provider] and provides onboarding information based on [the API Provider’s] requirements, Exodus has no substantial role in the [provision of services].”  Accordingly, Exodus is a provider of a technological interface and not of the services delivered by the third-party API Provider. Because Exodus is not involved in the user onboarding process and does not have a role in the transactions between the API Provider and the user, it is not privy to information about the jurisdiction of the exchange or exchanges that the API Provider uses, which Exodus understands may change or be updated from time to time, given the dynamics of the digital asset market. However, Exodus generally understands that API providers that deliver exchange services source liquidity from a number of venues, including centralized exchanges, market makers, cross-chain bridges, aggregation protocols, and potentially other types of decentralized platforms.

In addition, please disclose the mechanics of how a user sends, receives and exchanges crypto assets and fiat currencies, including whether the user transfers its crypto assets or fiat currency to the API Provider in connection with the transaction.

The Company acknowledges the Staff’s comment and has revised Amendment No. 3 accordingly. Please refer to pages 7-8.

Staking, page 6

7.	Refer to your response to comment 17. Please revise the table on page 7 to clarify what you mean by the disclosure that, for VeChain and Algorand, unstaking is not required.

The Company acknowledges the Staff’s comment and has revised Amendment No. 3 accordingly. Please refer to page 9.

Elevate Technology, page 7

8.
We note your revised disclosure on page 7 that “[c]urrently products do exist to permit users to migrate from fiat currency to digital assets; however, they often have poor user interface/user experience (“UI/UX”) designs and require numerous transactions to move between different types of digital assets” but it appears that one of the ways you facilitate transfers of crypto assets is by giving users access to third-party exchanges. Please clarify how the use of your platform differs from the use of third-party exchanges, and clarify what you mean by your disclosure that “[t]he Exodus Platform is asset agnostic, meaning [that you] have the ability to operate properly irrespective of the type of digital asset as opposed to asset or blockchain specific platforms that limit users to a particular asset or blockchain.”

The Company acknowledges the Staff’s comment and has revised Amendment No. 3 accordingly, including to remove the disclosure that other products “often have poor user interface/user experience (“UI/UX”) designs,” to provide additional detail on how the use of the Exodus platform differs from the use of third-party exchanges and to clarify what is meant by referring to the Exodus Platform is asset agnostic, including noting that the Exchange Aggregator functions without requiring an intermediate digital asset. Please refer to pages 9 and 10.

Digital Asset and Stablecoin Holdings, page 9

9.
Refer to your response to comment 18. Please disclose the percentage of private keys that you hold in cold storage. In addition, please disclose whether you have policies regarding the percentage of private keys you hold in cold storage and, if so, provide disclosure regarding such policies. In this regard, we note your disclosure on page 10 that “[a]s of March 31, 2024, [you] held approximately 15% of wallets in cold storage.”

The Company acknowledges the Staff’s comment and has revised Amendment No. 3 accordingly. Please refer to page 12.

10.
Refer to your response to comment 19. Please revise your disclosure, including the table on page 10, to show the amount of USDC held and the splits between fiat currency and crypto assets, including USDC, held at each quarter.

The Company acknowledges the Staff’s comment and has revised Amendment No. 3 accordingly. Please refer to pages 12 and 13.

Human Capital Management, page 10

11.
Refer to your response to comment 20. Please revise your disclosure on pages 10 and 11 to disclose whether your non-U.S. independent contractors are paid in fiat currency or crypto assets. In addition, please disclose the material terms of your agreement with TriNet, including (i) the term of your agreement with TriNet, (ii) the termination provisions of your agreement with TriNet, (iii) the administrative fee you pay TriNet for its services and (iv) whether the administrative fee is paid in U.S. dollars or bitcoin. Also disclose how and when Gilded Inc. values the bitcoin that you use for employee compensation and whether any fees that you pay to Gilded Inc. are paid in fiat currency or crypto assets.

The Company acknowledges the Staff’s comment and has revised Amendment No. 3 accordingly. Please refer to pages 13 and 14.

Uncertainty and Volatility in the Digital Asset Markets, page 11

12.
Refer to your response to comment 24. We note your disclosure on page 12 that your users’ exposure to an API Provider experiencing insolvency or bankruptcy would be limited to the brief period of time during which wallet users are engaged in an active crypto asset transaction. Please expand your disclosure on page 12 to provide examples of the potential impact of the API Provider’s insolvency or bankruptcy for wallet users engaged in active crypto asset transactions.

The Company acknowledges the Staff’s comment and has revised Amendment No. 3 accordingly. Please refer to page 14.

Regulatory Environment, page 12

13.
Refer to your response to our prior comment 3. Please expand your disclosure on page 12 to describe the rules, regulations and laws that have a material impact on your business in the jurisdictions outside of the U.S. in which you offer your products and services and describe the policies and processes for determining whether you are in compliance with such rules, regulations and laws.

The Company acknowledges the Staff’s comment and has revised Amendment No. 3 accordingly. Please refer to pages 15 and 16.

In addition, please revise your risk factors section to address the specific risks related to your operations in the jurisdictions that are most material to your business.

We note the Staff’s comment, and in response thereto, have revised Amendment No. 3 on page 15 to disclose that the United States, Great Britain, Canada and Germany are the jurisdictions material to its business, with this determination based on the total dollar value of user transactions with our API Providers for the year ended December 31, 2023. With respect to the specific risks related to the Company’s operations in these jurisdictions, we respectfully note that the Company has disclosed a number of risks that could adversely affect its business, financial condition and operating results in the initial registration statement Form 10 and in subsequent amendments, including this Amendment No. 3; however, the laws and regulations in these jurisdictions that govern the Company’s core business as an un-hosted self-custody wallet provider are undeveloped and, therefore, presently there are no material risks specific to our operations in these jurisdictions beyond the broader risk related to the adoption of new laws, rules and regulations or changes in the interpretation of existing laws, rules and regulations that are presently not applicable to our core operations. With regard to the risk of new legal and regulatory developments, the Company has identified this general risk and the uncertain regulatory environment within “Item 1A. Risk Factors – Risks Related to Regulation – The regulatory regime governing blockchain technologies, digital assets and securities is uncertain and new regulations or policies may materially adversely affect the development and utilization of the Exodus Platform.” In addition, the Company has included risk factor disclosures that identify potential risks that may present themselves in the future with respect to the potential applicability of existing legal regimes that do not presently apply to our business. For example, within “Item 1A. Risk Factors – Risks Related to Regulation – Privacy concerns and laws or other domestic or foreign regulations may reduce the effectiveness of our platform and adversely affect our business,” the Company discloses that “[w]e may become subject to GDPR and U.K. GDPR, which impose stringent privacy and data protection requirements, and could increase the risk of non-compliance and the costs of providing our products and services in a compliant manner.” As part of the Company’s internal compliance efforts, it monitors and assesses changes in the regulatory environment and, to the extent any developments create new or different material risks, the Company will make appropriate disclosures, including any updates to its risk factors, in accordance with its obligations under Item 105 of Regulation S-K.

14.
Refer to your response to prior comment 7. On page 12, you disclose that “[t]he Company offers the Exodus Platform in all jurisdictions not prohibited by U.S. or international law.” Please expand your disclosure to list the jurisdictions most material to your business.

We note that users of the Exodus Platform are generally not located in the same jurisdiction as the API Providers with which they are transacting. The jurisdictions which are material to our business on the basis of user transaction volume may vary from period to period, including because users may relocate jurisdictions. Nonetheless, we have revised Amendment No. 3 to disclose, in addition to jurisdictions that are material based on revenue earned from API Providers, those jurisdictions that were most material to our business for the year ending December 31, 2023 based on user transaction volume. Please refer to page 15. For ease of the Staff’s reference, the jurisdictions material to our business based on user transaction volume for the year ended December 31, 2023 were the United States, Great Britain, Canada and Germany.

KYC and KYB Programs
KYC Program For Referral Program, page 13

15.
Refer to your response to prior comments 8 and 29. Please disclose the KYC and AML procedures conducted by Securitize related to (i) the distribution of crypto assets from your own account (ii) the KYC and AML procedures performed by Securitize related to opening a wallet on the Exodus platform, including a discussion of what you mean by “approved accounts,” and (iii) the ongoing monitoring of users and transaction activity. Similarly, please revise your disclosure to describe your KYB procedures.

The Company acknowledges the Staff’s comment and has revised Amendment No. 3 accordingly. Please refer to pages 16-17.

Risk Factors, page 15

16.
Refer to your response to comment 22. Please add a risk factor that addresses the extent to which material aspects of the business and operations of trading platforms are not regulated or not in compliance with existing regulations. In addition, please add risk factors that separately discuss the risk of front-running, wash-trading and security failures or operational problems at trading platforms, including ones that may be accessed through your platform or that you use for your own account. In this regard, we note your revised disclosure on page 18.

The Company acknowledges the Staff’s comment and has revised Amendment No. 3 accordingly. Please refer to pages 24-25.

17.
We note your revisions to the risk factors discussing potential consequences if you were deemed to be a broker-dealer. Please also address the potential risks of rescission under Section 29(b) of the Exchange Act.

The Company acknowledges the Staff’s comment and has revised Amendment No. 3 accordingly. Please refer to page 37.

Financial Information

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview of Our Business, page 36

18.	Refer to your response to comment 4. Please expand your disclosure regarding BTC, Tether USD, Ether and USD Coin to describe the material characteristics of each.

The Company acknowledges the Staff’s comment and has revised Amendment No. 3 accordingly. Please refer to page 43.

Legal Proceedings, page 48

19.
We note your revised disclosure on page 33 that “[i]n June 2024, OFAC issued a Pre-Penalty Notice informing [you] that OFAC intends to impose a civil monetary penalty for alleged violations of U.S. sanctions laws.” Please revise to disclose the alleged violations of U.S. sanctions laws and the impact if you are found to be in violation of U.S. sanctions laws.

The Company acknowledges the Staff’s comment and has revised Amendment No. 3 accordingly. Please refer to pages 38-39.

Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters
Digital Format of Exodus Common Stock, page 49

20.
Refer to your response to comment 28 in which you provide a description of the Common Stock Tokens. Using your response as a base for your disclosure, please revise your registration statement to include a materially complete description of the Common Stock Tokens, including, for example, the role of Securitize, what it means to be a representation of the Class A common stock, the number of Common Stock Tokens outstanding, the blockchain on which the Common Stock Tokens exist and whether consensus mechanism and software upgrades or modifications could have any impact on the governance of the tokens. In addition, the Tokens appear to be more than mere representations and appear to be a means by which a holder can instruct the transfer agent to transfer their shares on the books and records. Please revise your disclosure to clearly describe the use of the tokens in this manner, including the related risks. For example purposes only, if a holder transfers the tokens is that an irrevocable transfer, or, what happens if the holder changes their mind and the other party does not pay? Can the transfer be unwound?

The Company acknowledges the Staff’s comment and has revised Amendment No. 3. accordingly. Please refer to pages 56 to 58. Regarding the role of Securitize, the Company respectfully notes that Securitize LLC is as an SEC registered Transfer Agent and as such is required to comply with SEC regulations with respect to matters involving the transfer of shares of Class A Common Stock.

Note 2. Summary of Significant Accounting Policies
Accounts Receivable, page 61

21.
Refer to prior comment 31. Please revise your next amendment to disclose - similar to your response - your accounting policy for the embedded derivative in your accounts receivable denominated in crypto assets or USDC.

The Company acknowledges the Staff’s comment and has revised Note 2 (Summary of Significant Accounting Policies – Accounts Receivable) to the financial statements of Amendment No. 3 accordingly.

Exchange Aggregation, Fiat Onboarding, and Staking Revenue Earned Through an API Provider, page 63

22.	We note your responses to our prior comments 33 from our last letter and 43 from our April 3, 2024 letter. Please address the following with respect to your Exodus platform:

•	Clarify for us whether users can exchange fiat for crypto or vice versa from the Exodus app.

When a user decides to purchase digital assets with, or exchange digital assets for, fiat currency, the Exodus interface connects the user with our third-party API Providers to carry out the transaction on the API Provider’s platform. Thus, “from the Exodus app,” the user is sent to the API Provider’s platform where the actual exchange of fiat for crypto or vice versa occurs. See also the Company’s response to comment 6 above and the revised disclosure on pages 7-8.

•
Please elaborate on how a wallet is set up in step ii of your response from prior comment 33. Specifically, explain to us whether the Exodus app generates a public/private key pair for the user at this time or whether the user is responsible for providing that information to the app.

Digital assets are generally controllable only by the possessor of the unique private key relating to the digital wallet in which the digital assets are held. While blockchain protocols typically require public addresses to be published when used in a transaction, private keys must be safeguarded and kept private in order to prevent a third party from accessing the digital assets held in such a wallet.

If a user has their own public/private key, then the user can input that public/private key and use Exodus’ wallet product. For example, a user with a MetaMask self-custodial wallet may input its MetaMask public/private key and use Exodus’ wallet product. In essence, it is the same key but just a copy: one for Exodus and one for Metamask. If a user does not have their own public/private key, the Exodus platform will generate a public/private key for the user and that public/private key may be used with other self-custodial wallet products.

In an effort to aid investors’ understanding of these matters, the Company has added additional detail regarding public/private keys in Amendment No. 3. Please refer to page 3.

•	To the extent the Exodus app creates a private key for the user, tell us whether the user knows or is aware of the private key at setup.

The Company’s response to this subpart is included in the response immediately below.

•	If the private key is not known at setup, clarify whether the user can obtain the private key from the app and if so how they are able to gain access.

If the private key is not known at setup because a user does not have their own public/private key (as opposed to the key being lost, compromised or otherwise unavailable), the Exodus platform will generate a public/private key for the user. In such a case, the user will immediately have access to that private/public key, may record the private/public key or mnemonic seed phrase outside of the Exodus app if the user so chooses, and may use it with other self-custodial wallet products.

If the private key is not known at setup because a user has lost or destroyed the key or the key is otherwise compromised or unavailable, and no backup of the private key is accessible, both Exodus and the user will be unable to access the digital assets held in the related wallet. Exodus informs users that their private keys must be safeguarded and secured in order to prevent an unauthorized party from accessing the digital assets within a user’s digital wallet and that users are solely responsible for securing the digital assets and the associated cryptographic key information and protecting them from loss, theft or other misuse.

•	Explain to us if and how users are able to access their private key or transfer their private key to a different wallet provider if they lose access to the Exodus app.

Exodus is a self-custodial digital asset wallet. Self-custodial key management is a solution in which a person or entity generates and secures their own private keys, using software or other means, and administers all digital assets that are sent to the address tied to those private keys. Self-custodial key management solutions are not custodians of digital assets in their users’ wallet, but are merely repositories for the digital assets, similar to the way a physical safe or leather wallet provides a means for people to secure their own wealth. Users are solely responsible for securing the digital assets and the associated cryptographic key information and protecting them from loss, theft or other misuse.

If the private key is not known at setup because a user does not have their own public/private keys, the Exodus platform will generate public/private keys for the user. These private keys, whether generated by Exodus or provided by the user from another source, allow a user to manage many accounts and digital assets from a single device, signing transactions and proving ownership of the user’s assets on the blockchain. However, these private keys are long, complex string of characters, which make them impractical for users to handle directly. This is where Exodus’ 12-word secret recovery phrase can be employed (the “recovery phrase”), representing the user’s private key(s) in a simple, easy-to-manage format. Thus, users would not normally see the private keys themselves. Rather, the only thing that would be shown to a user to write down and be secured, is the user’s recovery phrase as the representation.

Importantly, since the recovery phrase identifies the user’s ownership of assets on the underlying blockchain, it does not restrict the user to only using the Exodus Platform to view and manage their digital assets.  If the user desires to use another wallet (including while using our product), they could provide their personal recovery phrase for use with a competitor wallet that supports the 12-word recovery phase. This would permit the user to import and manage their supported digital assets into that competitor wallet. Further, even if Exodus goes out of business, a user will still have access to all of their digital assets as long as the user is in possession of their recovery phrase. To state plainly, the user can always use different wallets with the same keys.

If the user does not have access to their recovery phrase, they can restore access through the Exodus app in a few different ways, including from another synced device. However, if the user loses access to their recovery phrase, including because it is lost, destroyed or otherwise compromised or unavailable, and no backup of the private key is accessible, Exodus will be unable to access the digital assets held in the related wallet. As disclosed in the FAQ portion of our website if a user loses access to the Exodus app, the user “can always restore [their] wallet with [the user’s] 12-word secret recovery phrase. If [the user] keep[s] [their] secret recovery phrase safe, [the user will] always be able to regain access to [the user’s] funds. If [the user hasn’t] written down the secret recovery phrase for [their] wallet yet, it's very important that you do so!” Additionally, we have detailed this risk within “Item 1A. Risk Factors – Risks Related to Our Business – User actions to send and receive digital assets from a user’s Exodus wallet involves risks, which could result in loss of a user’s assets. We do not insure against potential losses, and we could be adversely affected if users blame or become dissatisfied with the Exodus Platform as a result of these negative experiences.”

•
Clarify for us what is meant by the statement in step iii to your response to our prior comment 33 that “the user takes an action to receive cryptocurrency into their wallet.” In your response, explain to us whether a user can use an already established public address/private key with the Exodus app.

In order to own, transfer and use a cryptocurrency on its underlying blockchain network, a person must have a private and public key pair associated with a network address, commonly referred to as a “wallet.” Each wallet is associated with a unique “public key” and “private key” pair, each of which is a string of alphanumerical characters.

To deposit digital assets held by a customer into a user’s Exodus wallet, a customer must “sign” a transaction. Signing a transaction involves use of the private key of the wallet from where the customer is transferring digital assets, providing the public key of a wallet, and broadcasting the deposit transaction onto the underlying blockchain network. Similarly, to withdraw digital assets from a user’s Exodus wallet, the user must provide a public key of the wallet that the digital assets are to be transferred to. In addition, some crypto networks require additional information to be provided in connection with any transfer of digital assets to or from a user’s Exodus wallet. As noted above, a user can use an already established public address/private key with the Exodus app.

•	Provide us with the terms of service referenced in step v.

The Company respectfully advises the Staff that the “terms of service” are located at the following URL: https://www.exodus.com/legal/exodus-tos-20240219-v29.pdf.

23.
We acknowledge your response to prior comment 34. You disclose that you record noncash consideration when payment is received, the noncash consideration includes a variable amount, and the amount of noncash consideration differs from the fair value of the service and thus the variance is treated as an adjustment of the transaction price. Please respond to the following:

•	Walk us through a typical transaction to explain how and when you measure the value of noncash consideration, including the source of the value.

The Company acknowledges the Staff’s comment and has provided below a walkthrough of the GAAP accounting treatment of a typical transaction, in this case a non-U.S. user swapping Solana for Ethereum. This walkthrough begins at step xv of the walkthrough provided in response to prior comment 33.

Day	A non-U.S. user swapping Solana for Ethereum	Executed by	Transaction execution and accounting treatment	USD $
Day 1	User swaps 20 Solana for 1 Ethereum via Exodus platform to a centralized exchanged	User

Asset exchange pricing quoted and confirmed by the API Provider. The “exchanged from” asset (Solana) is sent from the User's wallet to the exchange and the “exchanged to” asset (Ethereum) is sent to the User^.

The wallet software detects the receipt of the Ethereum on chain and reflects the Ethereum balance in the User’s wallet via the Exodus User Interface. The swap is recorded by the API Provider and a payable is accrued by the API Provider to pay Exodus for the transaction.
API Provider
Contract inception - Transaction confirmed by exchange provider

Performance obligation met - The 1 Ethereum is recorded from the API Provider the user selected and based on rate at time of transaction which is pricing data independently obtained by the API Provider

	1 Ethereum = User transaction volume	API Provider	Note this equates to amount in user’s wallet^

	Ethereum User transaction volume x 2% per the contract	API Provider

	1 Ethereum = $2600 USD User transaction volume x 2% per the contract = $52	Exodus
Allocate transaction price and measure the estimated fair value of the noncash consideration - Recognize revenue based on independently obtained pricing data from Coinmarketcap

Note:  there is no USD value of the transaction other than the one Exodus obtained
$ 52.00

	Variable amount %, equivalent to $1	Exodus
USD value obtained using independent pricing source - variable consideration % is estimated and adjusted to account for changes in the units of Bitcoin to be received as a referral fee from the API Provider.*
$ (1.00)

	USD amount recognized as revenue on Day 1	Exodus	Total revenue recognized with variable consideration	$ 51.00

	Conversion of Ethereum to Bitcoin and sends to Exodus	API Provider	Necessary for the API Provider to obtain Bitcoin in order to pay Exodus per the contract, converted based on the current price at the time of transaction	$ 51.00

Day 2	Receipt of Bitcoin from API Provider as payment	Exodus	Record receipt of Bitcoin, converted by Exodus to USD using an independent pricing source on the day of receipt Note: the amount receive is net of fees accounted for as variable consideration*	$ 53.00
			Apply to accounts receivable	$ (51.00)

Exodus
Record the impact of the change in fair value of Bitcoin units from accrued receivable to the delivery of payment to Exodus by recording the difference in realized gain-derivative in other income on the consolidated statement of operations and comprehensive loss
$ (2.00)

	Total Impact		Allocate transaction price and recognize revenue based on independently obtained pricing from Coinmarketcap Note: there is no USD value of the transaction other than the one Exodus obtained	$ (51.00)
			Other Income	$ (2.00)
			Digital Asset	$ 53.00

*See response below for further consideration on our assessment of variable consideration.

•	Tell us how your accounting considered ASC 606-10-32-21.

As required by ASC 606-10-32-21, for contracts in which a customer promises consideration in a form other than cash, we determine the transaction price at contract inception, which is when all criteria have been fully met per ASC 606-10-25-1. To determine the transaction price for these, at inception, we measure the estimated fair value of noncash consideration by applying the contractual rate of 2% of the USD value of the facilitated transaction (as shown above).

•	Explain to us why the consideration is variable and whether and how you constrain your estimate of variable consideration.

This consideration is variable because the number of units of BTC, paid by the API Provider to Exodus, is reduced by the amount of blockchain network fees incurred by the API Provider in processing the transactions for the users and also reduced by the spread captured by the API Provider when facilitating the exchanges of assets.

Blockchain network fees are paid directly to the network by the API Provider in order to transact on-chain. The fees are variable based on demand and requirements of the network (increasing/decreasing fees). Fees are paid in units, captured by the protocol being utilized, and are deducted from the total transacted amount by the API provider, in accordance with their contract with Exodus, when the transactions, as described above, occur on a blockchain:

1.	User is sending “exchanged from” assets to API Provider
2.	API Provider is sending “exchanged to” assets to user
3.	API Provider remits payment to Exodus

Additionally, the API Provider, at exchange execution, takes a spread on the transaction. The spread captured by the API Provider is variable, in units, based on market conditions and liquidity on their exchange platform. Asset liquidity drives variability as assets with lower liquidity will have less liquidity sources and resulting in higher spreads taken by the API Provider. The difference between the bid and ask price is captured by the API Provider when:

1.	Executing the exchange on behalf of users
2.	Exchanging the referral payment to BTC for delivery to Exodus

The blockchain network fees and spread on the exchange of the transaction both drive variability in the fee, in units of BTC, eventually paid to Exodus. We constrain our estimate of variable consideration by performing a monthly analysis comparing two percent of total actual transactions facilitated against total actual referral payments received. The Company calculates an expected variable percentage to apply to the transaction price at contract inception when calculating revenue. It is not probable a reversal of the variable consideration will occur as the constraint is based on monthly analysis using actual data on the referral fees, consideration, remitted to Exodus by the API Provider.

•
Explain to us why the amount of noncash consideration differs from the fair value of the service and why the variance is treated as an adjustment of the transaction price. Cite the accounting guidance applied and explain how you applied the guidance to your facts and circumstances.

The Company acknowledges the Staff's comment and has revised Note 1 (Summary of Significant Accounting Policies – Accounts Receivable) to the financial statements of Amendment No. 3 accordingly. Refer above for our policy over treatment of non-cash consideration and variable consideration associated with the transaction.

Form 10-Q for the Quarterly Period Ended March 31, 2024

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measure, page 18

24.
Please revise future filings to further expand your disclosure to more clearly explain how Adjusted EBITDA provides investors with useful information regarding your results of operations. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

The Company acknowledges the Staff’s comment and will include disclosure in the future reports substantially similar to the following:

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) and Adjusted EBITDA

In addition to our results determined in accordance with GAAP, we believe Adjusted EBITDA, a non-GAAP measure, is useful in evaluating our operating performance. We use Adjusted EBITDA to assess our ongoing operations and for internal planning and forecasting purposes. Specifically, management uses it to evaluate our performance and operating results, including in the evaluation of current and future products. Additionally, the Board of Directors and management use this measure to assess the Company’s attainment of strategic goals, including in the context of determining executive and employee performance bonuses. We believe that Adjusted EBITDA may be useful to investors both because it provides consistency and comparability, facilitating an analysis of the underlying trends in our financial results based on our core operations and management of ongoing cash operating expenses, and because it allows investors to better understand how the Board of Directors and management assess the Company’s performance. However, Adjusted EBITDA is presented for supplemental informational purposes only, has its own limitations as an analytical tool, and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. In addition, other companies, including companies in our industry, may calculate similarly titled non-GAAP measures, including Adjusted EBITDA, differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of Adjusted EBITDA as a tool for comparison.

Investors are encouraged to review the related GAAP financial measures and the reconciliation of Adjusted EBITDA to its most directly comparable GAAP financial measure, net income, and not to rely on any single financial measure to evaluate our business. We calculate Adjusted EBITDA as net income, adjusted to exclude provision for or benefit from income taxes, depreciation and amortization, interest expense, stock-based compensation expense, gains and losses on digital assets, unrealized gain or loss on investments, fair value gain or loss on derivatives, non-recurring legal reserves and related costs, and other loss. Management’s determination of the components of Adjusted EBITDA is evaluated periodically and based, in part, on a review of non-GAAP financial measures used by industry analysts.

25.
Since the volatility of digital assets appears to be inherent to your operations, tell us why the gain on digital assets, net, is not part of your normal, recurring operations. Refer to Regulation G and question 100.01 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

The Company respectfully acknowledges the Staff’s comment. We do not believe the volatility of digital assets is “inherent” to our operations; rather, once the market for digital assets is mature, then such volatility should significantly diminish. We believe adjusting for the variability in these fair value adjustments provides a useful supplemental measure of performance to investors by facilitating an analysis of the underlying trends in our financial results based on our core operations and management of ongoing cash operating expenses, in a manner consistent with the referenced guidance.

The Company believes that adjusting for gains and losses on digital assets, net does not cause the Company’s calculation of Adjusted EBITDA to be misleading under the referenced non-GAAP guidance. The Company’s core business operations and business strategy are based on generating revenue from API Providers. As a result, the volatility in the reportable fair value of digital assets under GAAP does not relate to our day-to-day activities or represent normal, recurring, cash operating expenses (or income). Rather, this presentation allows investors to see our revenue and the associated demand for our product independent of the price of digital assets. Additionally, the frequency, timing and amount of any gain or loss on digital assets in a given period is highly variable, as demonstrated by the irregularity of historical gains and losses. In some periods, there may be significant gains while in other periods there may be significant losses. Historical amounts are therefore not predictive of future periods and can skew trends within our core operating results. Importantly, we already provide investors with financial information incorporating these fluctuations, as this is reflected in net income (loss) as presented in accordance with GAAP.

As disclosed in the Company’s SEC filings, management uses Adjusted EBITDA excluding the impact of these fair value adjustments to assess our ongoing operations and for internal planning and forecasting purposes. Specifically, management uses it to evaluate the Company’s performance and operating results, including in the evaluation of current and future products.

Additionally, the Board of Directors and management use this measure to assess the Company’s attainment of strategic goals, including in the context of determining executive and employee performance bonuses, which for the year ended December 31, 2023 were calculated as a percentage of the Company’s full-year Adjusted EBITDA using the current methodology. The use of this same measure resulted in a lack of bonuses in 2022, despite positive GAAP net income.1

As noted in response to comment 24, in future filings we will expand our non-GAAP narrative disclosure to specifically call out these more specific management uses of Adjusted EBITDA to better aid investors in their understanding of how management assesses our performance.

Regarding any potential for this adjustment to mislead investors, the reconciliation to GAAP allows investors to easily modify our calculation of Adjusted EBITDA if they so choose. Further, as noted above, in assessing our performance, our Board of Directors and management team utilizes Adjusted EBITDA exclusive of these gains and losses, and publicly disclosing a different version of this performance measure, one not relied upon by the Company, could create investor confusion.

***

If you have any questions regarding the response set forth above, please do not hesitate to call Sonia G. Barros at (202) 736-8387 or Thomas J. Kim at (202) 887-3550.

Sincerely,

/s/ James Gernetzke
James Gernetzke
Chief Financial Officer

cc:          Jon Paul Richardson, Exodus Movement, Inc.
Thomas J. Kim, Gibson, Dunn & Crutcher LLP
Sonia G. Barros, Sidley Austin LLP

1 Prior to the effective date of its adoption of ASU 2023-08 on January 1, 2024, the Company adjusted for gains and impairment/losses on digital assets in its calculation of Adjusted EBITDA.